

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2015

Mail Stop 4631

Via E-mail
Mr. Soren Degn
Chief Financial Officer
LiqTech International, Inc.
Industriparken 22C
DK 2750 Ballerup, Denmark

> **RE: LiqTech International, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed March 25, 2015**
> **File No. 1-36210**

Dear Mr. Degn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 3. Legal Proceedings, page 17

1.   In future filings, please provide the name of the court or agency in which the proceedings are pending, the date instituted and the principal parties thereto. See Item 103 of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 30

Note 11 – Income Taxes, page F-15

2.   You indicate that you evaluated the deferred tax assets and determined that the net assets will be realized through future years' taxable income. However, we note that you have generated losses before income taxes over the past three years and for the nine months ended September 30, 2015. Please tell us and revise your disclosure in future filings to provide a more detailed explanation as to how you determined it is more likely than not

that you will realize total deferred tax assets. Please ensure your disclosure addresses each of the following points, as appropriate:

- Please discuss the nature of the positive and negative evidence that you considered, how that evidence was weighted, and how that evidence led you to determine it was not appropriate to record a valuation allowance on the remaining deferred income tax assets. You should consider discussing the significant estimates and assumptions used in your analysis. Please discuss how you determined the amount of the valuation allowance to record;

- Please disclose the amount of pre-tax income that needs to be generated to realize the deferred tax assets. Include an explanation of the anticipated future trends included in your projections of future taxable income. Confirm to us that the anticipated future trends included in your assessment of the realizability of your deferred tax assets are the same anticipated future trends used in estimating the fair value of your reporting units for purposes of testing goodwill for impairment and any other assessment of your tangible and intangible assets for impairment;

- Please disclose the nature of your tax planning strategies, how each strategy supports the realization of deferred tax assets, the amount of the shortfall that each strategy covers, and any uncertainties, risks, or assumptions related to these tax-planning strategies; and

- To the extent you are relying on the reversal of any deferred tax liabilities in your assessment of the realizability of your deferred tax assets, please disclose this fact. Also clarify, if true, that the deferred tax liabilities you are relying on in your assessment will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

Refer to ASC 740-10-30-16 through 25 and Section 501.14 of the Financial Reporting Codification for guidance.

Item 11. Executive Compensation, page 37

Summary Compensation Table, page 37

3.   Please tell us whether the decimals throughout the Summary Compensation Table are correct. Also, in future filings, please ensure that all compensation values are rounded to the nearest dollar. See Instruction 2 to Item 402(n).

Outstanding Equity Awards at last Fiscal Year End, page 40

4.   We note that the table discloses information as of March 25, 2015. In future filings, please provide the information in this table as of the as of the end of your last completed fiscal year. See Item 402(p) of Regulation S-K.

Compensation of Directors, page 40

5.   We note the disclosure of Mr. Petersen's Services agreement on page 39. In future filings please revise your disclosure to include Mr. Petersen's compensation as Chairman of the Board, in the director compensation table in accordance with Item 402(r) of Regulation S-K. Please note that Mr. Petersen's compensation pursuant to the Services Agreement must be presented in the "All Other Compensation" column. See Item 402(r)(2)(vii) of Regulation S-K.

6.   We note the "All other Compensation" amounts disclosed in the table for Mr. Barish. In future filings, please describe in the footnote, the services provided and to be provided for Mr. Barish for such compensation.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jeffrey Gordon, Staff Accountant at (202) 551-3866 or me at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

                                                                Sincerely,

                                                                /s/ John Cash

                                                                John Cash
                                                                Accounting Branch Chief
                                                                Office of Manufacturing and Construction